SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	2,591,107	0.0165	0.0165

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADRs	02	10,819	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADRs	07	20,272	R$ 0.00	R$ 0.00
			Total Conversion ADRs (Sell)		31,091		R$ 0.00

Shares	Common	Direct with the Company	Exerc Options	01	31,650	R$ 0.75648	R$ 23,942.59
Shares	Common	Direct with the Company	Exerc Options	01	46,000	R$ 2.58096	R$ 118,724.16
Shares	Common	Direct with the Company	Exerc Options	10	48,725	R$ 0.75648	R$ 36,859.49
Shares	Common	Direct with the Company	Exerc Options	15	295,275	R$ 9.35960	R$ 2,763,655.89
Shares	Common	Direct with the Company	Exerc Options	15	72,815	R$ 17.19800	R$ 1,252,272.37
			Total Sell		494,465		R$ 4,195,454.50

Shares	Common	Direct with the Company	Plan of Shares Acquisition	15	64,484	R$ 19.42	R$ 1,252,279.28
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	20,400	R$ 19.01	R$ 387,804.00
			Total Buy		84,884		R$ 1,640,083.28

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	2,150,435	0.0137	0.0137

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	0	0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADRs	02	10,819	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADRs	07	20,272	R$ 0.00	R$ 0.00
			Total Conversion ADRs (Buy)		31,091		R$ 0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	02	13,906	R$ 5.09	R$ 70,782.73
			Total Buy		13,906		R$ 70,782.73

ADR (*)	Common	Direct with the Company	Exerc Options	02	24,725	R$ 2.8628	R$ 70,782.73
ADR (*)	Common	Direct with the Company	Deferred ADRs	07	20,272	R$ 2.0990	R$ 42,550.90
			Total Sell		44,997		R$ 113,333.63

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	0	0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day	Quantity (**)	Price	Volume (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	09 (*)	241,300	R$ 19.27	R$ 4,649,851.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	13 (*)	146,900	R$ 19.14	R$ 2,811,666.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	14 (*)	2,814,800	R$ 19.41	R$ 54,635,268.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	16 (*)	2,366,200	R$ 19.01	R$ 44,981,462.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	21 (*)	659,400	R$ 18.98	R$ 12,515,412.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	30 (*)	2,363,200	R$ 19.00	R$ 44,900,800.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	31 (*)	1,098,300	R$ 18.85	R$ 20,702,955.00
			Total operation		9,690,100		R$ 185,197,414.00

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer